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                          October 28, 2021

       Alexander Zwyer
       Chief Executive Officer
       NLS Pharmaceutics Ltd.
       Alter Postplatz 2
       6370 Stans, Switzerland

                                                        Re: NLS Pharmaceutics
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 22,
2021
                                                            File No. 333-260435

       Dear Mr. Zwyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ron Ben-Bassat